SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934

                         For the month of February 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X     Form 40-F
                                     ---             ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                                    Yes     No  X
                                       ---     ---


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                     TELE NORDESTE CELULAR PARTICIPACOES S/A

                           CNPJ/MF 02.558.156/0001-18
                               NIRE 26.3.0001109-3


                                 SUMMONS NOTICE
                    ANNUAL AND SPECIAL SHAREHOLDERS' MEETINGS

All shareholders of Tele Nordeste Celular Participacoes S/A (the "Company") are called to appear for the Company's Annual and Special Shareholders' Meetings to be held, at 03:00 p.m. and 03:30 p.m., respectively, on March 14, 2003, at the Company's head offices, in the city of Recife, state of Pernambuco, located at Av. Conde da Boa Vista, 800 - Boa Vista, to decide on the following agenda issues: at the Annual Shareholders' Meeting: 1) Financial Statements for Fiscal Year 2002 and Management Report; b) Allocation of 2002 Earnings; 3) Election of Audit Committee members; 4) Determination of the directors' global remuneration. At the Special Shareholders' Meeting: 1) Capital Budget Proposal; 2) Proposal for the Capitalization of Fiscal Benefits.

Note: a) According to Article 25, Sole Paragraph of the Bylaws, the titleholders of book-entry shares or shares in custody who wish to participate in the Meetings shall deposit, up to two (02) business days before the meeting, at the Company head offices, in addition to their identity card and respective proxy instrument, if applicable, a statement/proof issued at least five (05) business days before the Meetings by the depositary institution of such shares; b) The documents concerning the above-mentioned Meetings will be available to shareholders, at the head offices of the Company, on the date this Summons Notice is published.



                            Recife, January 28, 2003.


                           Marco de Lissicich Drazich
                       Chairman of the Board of Directors


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.

Date:    February 4, 2003

                                        By: /s/ WALMIR URBANO KESSELI
                                            ------------------------------------
                                             Name:  Walmir Urbano Kesseli
                                             Title: Chief Financial Officer